UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On December 1, 2024, AGM Group Holdings Inc., through its wholly owned Hong Kong subsidiary, AGM Technology Limited (the “Company”), entered into a purchase agreement (the “Agreement”) with Canaan Creative Global Pte Ltd, a Singaporean based company, to acquire 2,000 units of Bitcoin mining machines for a total purchase price of $9.62 million (the “Purchase Price”). The Company shall pay 10% of the Purchase Price within fifteen business days from the date of the Agreement, and the remaining 90% of the Purchase Price within fifteen business days upon receiving the delivery notification of the machines. The delivery will be arranged in approximately two weeks following the full payment of the Purchase Price.

In addition, the Company has an option to acquire up to approximately 30,000 additional mining units, which contains a combined power capacity not exceeding 300 megawatts. The Company is eligible to exercise such options until December 31, 2025.

The foregoing summary of the Agreement is not complete and not qualified in entirety by reference to the complete text of the Agreement, which is filed as Exhibit 10.1 to this report on Form 6-K is incorporated by reference herein.

Attached as Exhibit 99.1 is the registrant’s press release of December 12, 2024 entitled, “AGM Group Holdings Inc. Announces Investment in Bitcoin Mining Equipment.”

EXHIBIT INDEX

Exhibit No.	Description
10.1	Sales and Purchase Contract by and between AGM Group Holdings Inc. and Canaan Creative Global Pte Ltd., dated December 1, 2024

99.1	Press Release – AGM Group Holdings Inc. Announces Investment in Bitcoin Mining Equipment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2024	AGM GROUP HOLDINGS INC.

	By:	/s/ Bo Zhu
	Name:	Bo Zhu
	Title:	Chief Executive Officer

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